SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/ X /	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE OF ACT 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001.

/ /	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transaction period from ________________ to _______________.

Commission file number: 333-28733

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, New Jersey 07430

Required Information

Item 4

     In lieu of the financial statements required by Items 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 2000 and December 31, 2001.

Exhibits

23	Independent Accountants’ Consent

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on May 30, 2002.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN (for Non-Bargaining Unit Employees) By: D. LYNN VAN BORKULO-NUZZO —————————————— D. Lynn Van Borkulo-Nuzzo Plan Administrator

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN FOR NON-BARGAINING UNIT EMPLOYEES

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 TOGETHER WITH AUDITORS’ REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trust Committee of Hudson United Bancorp:

We have audited the accompanying statements of net assets applicable to participants’ equity of the Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets applicable to participants’ equity with fund information for the year ended December 31, 2001. These financial statements and schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants’ equity of the Plan as of December 31, 2001 and 2000, and the changes in net assets applicable to participants’ equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets applicable to participants’ equity with fund information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants’ equity with fund information for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Roseland, New Jersey
May 2, 2002

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN FOR NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS’ EQUITY AS OF DECEMBER 31, 2001 AND 2000

	2001	2000

CASH AND SHORT-TERM INVESTMENTS, at cost, which approximates
fair market value	$ 129	$ 21,697

INVESTMENTS, AT FAIR MARKET VALUE:
Mutual funds	14,620,792	15,495,340
Common stock of Hudson United Bancorp	14,711,563	10,737,797

PARTICIPANT LOANS RECEIVABLE	745,472	388,420

NET ASSETS APPLICABLE TO PARTICIPANTS’ EQUITY	$30,077,956	$26,643,254

The accompanying notes to financial statements are an integral part of these statements.

HUDSON UNITED BANCORP FOR NON-BARGAINING UNIT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS’ EQUITY WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001

	Federated Securities Corp.

	Employer Stock Fund	Intermediate Government Trust	Stock Trust	Growth Strategies Fund	Stock and Bond Trust	Short-Term Government Trust	Large Cap Growth Fund	Max Cap Fund	International Small Company Fund	Total

NET ASSETS APPLICABLE TO PARTICIPANTS’ EQUITY, beginning of year	$ 10,906,293	$ 955,545	$ 2,483,092	$ 2,922,647	$ 1,329,981	$ 7,072,028	$ 337,251	$ 324,291	$ 312,126	$ 26,643,254
ADDITIONS (DEDUCTIONS):
Contributions-
Employees	415,482	98,686	299,758	409,471	156,620	1,553,469	93,517	126,237	91,340	3,244,580
Employer	1,478,304	--	--	--	--	--	--	--	--	1,478,304
Rollovers	--	39,391	--	--	15,756	38,825	--	--	--	93,972
Transfers to (from) funds	(417,827)	274,562	29,430	(107,015)	100,946	170,173	(15,689)	7,096	(41,676)	--
Net activity relating to loan activity	(158,167)	(15,837)	(18,682)	(12,085)	(17,456)	(117,587)	(212)	(11,040)	(1,996)	(353,062)
Net realized/unrealized appreciation (depreciation) of investments	4,418,367	83,923	19,302	(651,506)	5,258	256,401	(90,252)	(40,420)	(93,903)	3,907,170
Distributions	(1,826,477)	(194,065)	(300,773)	(347,072)	(190,999)	(1,873,499)	(64,816)	(79,357)	(59,204)	(4,936,262)

NET ASSETS APPLICABLE TO PARTICIPANTS’ EQUITY, end of year	$ 14,815,975	$ 1,242,205	$ 2,512,127	$ 2,214,440	$ 1,400,106	$ 7,099,810	$ 259,799	$ 326,807	$ 206,687	$ 30,077,956

The accompanying notes to financial statements are an integral part of this statement.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN FOR NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The Hudson United Bancorp Savings and Investment Plan for Non-Bargaining Unit Employees (the “Plan”) is a defined contribution plan covering all non-bargaining unit employees of Hudson United Bancorp (the “Company”). Employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan participants may make a basic contribution of 2% to 12% of their annual compensation, as defined, and voluntary after tax contributions. The Company contributes 75% of each employee’s basic contribution to a maximum of 6% of eligible compensation. All employer contributions are allocated to the Employer Stock Fund.

All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. Employer contributions vest as follows-

Up to 2 years of service = 0% vesting
After 2 years of service = 25% vesting
After 3 years of service = 50% vesting
After 4 years of service = 75% vesting
After 5 years of service = 100% vesting

Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

Under the provisions of the Plan, participating employees may elect to invest their contributions in the following nine investment funds-

Employer Stock Fund	Established to invest in the common stock of Hudson United Bancorp.

Federated Stock Trust	Invests in a portfolio of common stocks with an emphasis on large capitalized companies.

Federated Growth Strategies Fund	Invests in common stock of companies with prospects for above average growth.

Federated Stock and Bond Trust	Invests a balanced portfolio of high quality common stocks, United States Government Agency Securities and corporate bonds rated “A” or better.

Federated Intermediate Government Trust	Invests in United States Government Agency Securities that generally mature within five years from the date of purchase.

Federated Short Term Government Trust	Established to invest in short-term U.S. Treasury and other securities issued or guaranteed by the U.S. government or its agencies.

Federated Large Cap Growth Fund	The Fund seeks capital appreciation by investing primarily in large, well-established companies.

Federated Max Cap Fund	The Fund seeks to achieve a total return similar to the S&P 500 stock index.

Federated International Small Company Fund	The Fund seeks long-term capital appreciation by investing in equity securities of small cap companies.

Pursuant to a Plan provision, upon termination of employment, or if prior to termination upon approval of the Plan administrator, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected and agreed to by the Employee Benefits Committee. Benefit payments are distributed in cash to employees participating in the Federated Income Funds. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company’s stock, unless there are fractional shares which are distributed in cash.

Effective July 1, 2000, the savings and investment plan for employees of Security National Bank and Trust Company, an institution acquired by the Company in 1998, was merged with the Plan. Effective July 13, 2000, the savings and investment plan for employees of The Farmers and Merchants National Bank of Bridgeton, an institution acquired in 1999, was merged with the Plan. Effective August 5, 2000, the employee stock ownership plan for employees of MSB was merged with the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the Plan are maintained on the accrual basis and investment transactions are recorded on a settlement date basis.

Investments are stated at their aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investment transactions are recorded on as settlement date basis. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year. Expenses related to the administration of the Plan are paid for by the Company.

The change in the difference between the fair value and the cost of investments is reflected in the statement of changes in net assets applicable to participants’ equity with fund information as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

3.	INVESTMENTS

The Plan’s investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

The fair value of individual investments that represent 5% or more of the Plan’s year-end net assets are as follows-

	2001	2000

Hudson United Bancorp common stock	$14,711,563	$10,737,797
Federated Short Term Government Trust	6,575,084	6,940,134
Federated Stock Trust	2,511,411	2,485,124
Federated Growth Strategies Fund	2,111,306	2,822,520
Federated Stock and Bond Trust	--	1,326,384

4.	TRANSACTIONS WITH PARTIES IN INTEREST

At December 31, 2001 and 2000, the Plan held 512,598 and 512,850 shares of common stock, respectively, of the Company with a fair value of $14,711,563 and $10,737,797, respectively. The shares were originally acquired at a cost of $7,554,629 and $6,867,674, respectively. Dividend income from this investment was $514,960 and $580,717 for the years ended December 31, 2001 and 2000, respectively.

5.	INCOME TAX STATUS

The Plan has received a favorable determination letter dated April 6, 1995, from the Internal Revenue Service indicating that the Plan is a qualified trust and exempt from Federal income taxes under Sections 401(a) and 401(k) of the Internal Revenue Code (“IRC”). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

6.	PLAN TERMINATION

Although Hudson United Bancorp has not expressed any intent to do so, Hudson United Bancorp has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

SCHEDULE I

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR NON-BARGAINING UNIT EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001
EMPLOYER IDENTIFICATION NUMBER 22-2405746
PLAN #003

(a) (b) Identity of Issuer	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value

MUTUAL FUNDS:

Federated Securities Corp.	6,575,084 units of Federated Short-Term
	Government Trust	$ 6,575,084	$ 6,575,084

Federated Securities Corp.	82,505 units of Federated Growth
	Strategies Fund	2,619,512	2,111,306

Federated Securities Corp.	73,996 units of Federated Stock Trust	2,648,637	2,511,411

Federated Securities Corp.	78,393 units of Federated Stock and
	Bond Trust	1,440,706	1,400,106

Federated Securities Corp.	111,209 units of Federated
	Intermediate Government Trust	1,183,556	1,233,307

Federated Securities Corp.	29,427 units of Federated Large Cap
	Growth Fund	384,301	257,783

Federated Securities Corp.	14,078 units of Federated Max Cap Fund	375,685	327,027

Federated Securities Corp.	11,635 units of Federated International
	Small Company Fund	334,378	204,768

		15,561,859	14,620,792

COMMON STOCK:
* Hudson United Bancorp	512,598 shares common stock	7,554,629	14,711,563

PARTICIPANT LOANS	Interest rates range from 5.5% to 9.5%
	and loans mature through 12/29/06	745,472	745,472

		$23,861,960	$30,077,827

*Denotes party-in interest The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE II

HUDSON UNITED BANCORP SAVINGS AND INVESTMENT PLAN
FOR NON-BARGAINING UNIT EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A) FOR THE YEAR ENDED DECEMBER 31, 2001
EMPLOYER IDENTIFICATION NUMBER 22-2405746 PLAN #003

(a) Identity of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price

Federated Securities Corp.	2,368,341 units of Federated Short-Term Government Trust	104	$2,368,341
Hudson United Bancorp	138,507 shares of Hudson United Bancorp Common Stock	30	3,439,872
Federated Securities Corp.	2,487,378 units of Federated Short-Term Government Trust	114	--
Hudson United Bancorp	134,712 shares of Hudson United Bancorp Common Stock	113	--

	(d) Selling Price	(e) Cost of Asset	(f) Current Value of Asset on Transaction Date	(g) Net Loss

Federated Securities Corp.	$ --	$2,368,341	$2,368,341	$ --
Hudson United Bancorp	--	3,439,872	3,439,872	--
Federated Securities Corp.	2,487,378	2,487,378	2,487,378	--
Hudson United Bancorp	3,280,317	2,820,544	3,280,317	459,773

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.